SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Definition of Allocable Capital Rio de Janeiro, May 6, 2026 - AXIA Energia S.A. (“Company” or “AXIA Energia”) informs that, on this date, its Board of Directors approved the allocation of up to BRL 4 billion for the purpose of redeeming Class “C” preferred shares (“PNC”) throughout the 2026 fiscal year. The decision is aligned with the Company’s capital allocation methodology, reinforcing its commitment to financial discipline, shareholder value creation, and investment capacity, as previously disclosed. The Company clarifies that the approved amount constitutes a budgetary estimate and does not represent an obligation, commitment, or guarantee that the redemption of PNC shares will be carried out or that the approved amount will be fully utilized during the 2026 fiscal year. Accordingly, neither the amounts nor the redemption schedule for 2026 have been approved. Therefore, the resolution does not constitute an effective declaration of approval for the redemption of PNC shares, which will remain subject to specific approval by the Board of Directors, in accordance with the Company’s bylaws and applicable regulations. The Company also informs that it has been in contact with B3 S.A. – Brasil, Bolsa, Balcão to define the appropriate operational procedures and timelines for the implementation of the redemption and/or conversion of the PNC shares. Once these procedures and timelines have been defined, the Company intends to submit the relevant matters, at the appropriate time, for resolution by its Board of Directors, at which point it will disclose specific communications to the market regarding the commencement of the redemption process and/or the conversion of the PNC shares. Additionally, as this is a pioneering transaction in the market, the Company clarifies that the first conversion and/or compulsory redemption of PNC shares is not expected to encompass the full amount allocated for the fiscal year. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.